Exhibit 3.16

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

CGGVeritas Holding (U.S.) Inc. (the “Corporation”), a corporation organized and existing under and by vit1ue of the General Corporation Law of the State of Delaware, hereby certifies as follows:

FIRST: That at a meeting of the Board of Directors of the Corporation, resolutions were duly adopted setting forth a proposed an1endment of the Certificate of Incorporation of said Corporation, declaring said amendment to be advisable and asking the stockholders of the Corporation for consideration and to be effective April 30, 2013. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this Corporation be amended, by changing the Article thereof numbered “1” so that, as amended, and effective upon the date such amendment is accepted and filed by the Delaware Department of State, said Article shall be read as follows:

“The name of the Corporation is CGG Holding (U.S.) Inc. (the “Corporation”).”

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the Stockholders of said Corporation was duly called and held in accordance with section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of stock as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by this 30 day of April, 2013.

By:	/s/ Vince Thielen
Vince Thielen
SVP Finance & Services and Treasurer